UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

January 24, 2005

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 206, 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

Suite 677 – 999 Canada Place

Vancouver, BC  V6C 3E1

Tel: 604-682-8439

NEWS RELEASE

January 24, 2005

Symbol: GTVCF:OTCBB

Resource Opportunities

Globetech Ventures Corp. (the “Company”) wishes to announce that the Company is no longer interested in pursuing any exploration or development work on the Amapa property in Brazil. All expenditures on this property have been written off. The Company’s geological team is currently evaluating several resource projects with a view to potential acquisition.

ON BEHALF OF THE BOARD

____”Casey Forward”___________________

Casey Forward, Director

Forward-Looking Statement

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws that involve risks and uncertainties.  Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved.  Factors that could cause actual results to differ materially from expectations include the effects of general economic conditions, actions by government authorities, uncertainties associated with contract negotiations, additional financing requirements, market acceptance of the Company’s products and competitive pressures. These factors and others are more fully discussed in Company filings with U.S. securities regulatory authorities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, Director

January 24, 2005